Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated July 17, 2019

Registration No. 333-229103

MPT Operating Partnership, L.P.

MPT Finance Corporation

4.625% Senior Notes due 2029

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus Supplement”). The information in this Supplement supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Issuers:	MPT Operating Partnership, L.P. (the “Operating Partnership”) and MPT Finance Corporation (together with the Operating Partnership, the “Issuers”)

Guarantee:	Guaranteed by the Issuers’ parent company, Medical Properties Trust, Inc. (the “Company”)

Aggregate Principal Amount:	$900,000,000, which reflects an upsize from the initial offering amount of $750,000,000

Title of Securities:	4.625% Senior Notes due 2029 (the “Notes”)

Final Maturity Date:	August 1, 2029

Public Offering Price:	99.50%

Coupon:	4.625%

Yield to Maturity:	4.688%

Spread to Benchmark:	+263 bps

Benchmark Treasury:	UST 2.375% due May 15, 2029

Gross Proceeds to Issuers:	$895,500,000

Net Proceeds to Issuers before Expenses:	$886,500,000

Interest Payment Dates:	February 1 and August 1

Record Dates:	January 15 and July 15

First Interest Payment Date:	February 1, 2020

Optional Redemption:

Make-whole call at T+50 bps until August 1, 2024.

From and after August 1, 2024, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest to, but excluding, the redemption date, if redeemed during the 12-month period beginning on August 1, of each of the years indicated below:

Year	Price
2024	102.313%
2025	101.156%
2026 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Prior to August 1, 2022, up to 40% of the aggregate principal amount of the Notes at a redemption price equal to 104.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to, but excluding the redemption date.

Special Mandatory Redemption:	This offering of Notes is being made to finance in part the previously announced Pending Investments as described in the Preliminary Prospectus Supplement under “Prospectus Supplement Summary—Recent Developments—Pending Transactions.” This offering of Notes is not conditioned upon completion of the Pending Investments, however, as more thoroughly described in the Preliminary Prospectus Supplement under “Description of Notes—Special Mandatory Redemption,” if (i) the Company does not complete the Prospect Medical Real Estate Acquisition (as such transaction may be modified or amended) on or prior to 180 days after the closing date of this Notes offering or (ii) prior to 180 days after the closing date of this Notes offering, the Company determines not to consummate the Prospect Medical Real Estate Acquisition (as such transaction may be modified or amended) (each, a “Special Mandatory Redemption Trigger”), the Issuers will be required to redeem all of the outstanding Notes at a redemption price equal to the aggregate initial offering price of such Notes plus accrued and unpaid interest from and including the date of initial issuance, or the most recent date to which interest has been paid, whichever is later, up to, but excluding, the Special Mandatory Redemption Date. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of the holders of the Notes.

Change of Control:	Putable to the Issuers at 101% of principal, plus accrued and unpaid interest, if any, thereon to, but excluding, the change of control purchase date.

CUSIP/ISIN Numbers:	CUSIP: 55342UAJ3 ISIN: US55342UAJ34

Distribution:	SEC Registered (Registration No. 333-229103)

Listing:	None

Trade Date:	July 17, 2019

Settlement:	T+7 on July 26, 2019

Use of Proceeds:	The Issuers intend to use a portion of the net proceeds from the offering of Notes and the 2019 Common Stock Offering to finance the closing of the Pending Investments and the remaining net proceeds for general corporate purposes. As described above, if a Special Mandatory Redemption Trigger occurs, the Issuers will be required to redeem all of the outstanding Notes in a special mandatory redemption. Pending such use of the net proceeds from the offering of the Notes, the Operating Partnership intends to invest the net proceeds in short-term interest-bearing securities.

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

J.P. Morgan Securities LLC

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

KeyBanc Capital Markets Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Stifel, Nicolaus & Company, Incorporated

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Scotia Capital (USA) Inc.

Denominations/Multiple:	$2,000 and integral multiples of $1,000 in excess thereof

The Issuers have filed a registration statement (including the Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and other documents MPT Operating Partnership, L.P. and Medical Properties Trust, Inc. have filed with the SEC that are incorporated by reference in the Preliminary Prospectus Supplement for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Barclays Capital Inc. at (888) 603-5847 or email: barclaysprospectus@broadridge.com, BofA Merrill Lynch by calling toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, J.P. Morgan Securities LLC collect at (212) 834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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